KongZhong Obtains Exclusive PC and Mobile Game Adaptation Rights for the Famous mainland China produced“KuiBa”Animated Film Series of Works

BEIJING, Sept. 10, 2013 /PRNewswire/ -- KongZhong Corporation (NASDAQ:KONG), a leading provider of digital entertainment services for consumers in the PRC, announced today its strategic partnership with Vasoon Animation Co., Ltd., a leading Chinese animation production Company, by obtaining the mobile and PC game adaptation rights for the 5 “KuiBa” animated series of movies as well as the global exclusive publishing rights for those games. These rights include the already produced Kuiba films, Kuiba 1 and Kuiba 2 as well as the yet-to-be produced other 3 animated films. The Kuiba universe, which brings together anime, video and novels, is already a well-known domestic Chinese brand. By collaborating more closely between Vasoon's strengths in traditional media and KongZhong's strengths in interactive media and games, the partnership is expected to create newly realized synergies in the marketing and distribution of the Kuiba universe to Chinese and global audiences.

Domestic Animation Milestone --- “KUIBA”

Under development for the past ten years by Vasoon Animation Co., Ltd. the teenager-oriented “KUIBA” universe contains two already produced theatrical films and three theatrical films that are still under development. Set in an Eastern Fantasy setting and directed by the famous Chinese director, Wang Chuang, the Kuiba universe is a fully immersive world with a film script that spans across a series that took over 2 years to write and contains over 1.0 mn words of text. The first two produced films have already garnered a significant fan base and brand in the mainland China market, representing a key milestone in the overall development of the Chinese animation industry for domestically produced animation film properties.

Immersive World Supports Strong Material for Online Games

The Kuiba movie series has already attracted a significant number of fans in China and abroad, not only for the production quality of the series animations, but also for the immersive and fantastical Kuiba universe setting that the series is based upon. This provides ample source material for a game developer to create a truly interactive and engaging experience for Kuiba fans. At the same time, with a rich set of characters, animated environments and art styles to base the games upon, existing and future Kuiba fans will be able to experience the Kuiba universe first-hand as if they were in the movies themselves. Vasoon Animation’s CEO Mr. Wu Hanqing said, "As a leader in China's animation industry with a long-standing vision to create a world class innovative animation Company, we believe that our cross-industry partnership with KongZhong will create even more immersive and memorable experiences for Kuiba fans. We believe that through KongZhong's strengths in game development and operations, existing and future fans of Kuiba will be able experience another level of interaction with the Kuiba universe and we look forward to playing Kuiba games in the future!"

Cross-Industry Distribution Relationship

Although there have been numerous theatrical film to PC and mobile game adaptations in the China market, few cross-industry partnerships will seek to leverage the depth of collaboration envisioned between Vasson and KongZhong for the Kuiba universe. Through this partnership, the parties expect to leverage both traditional media and interactive media distribution platforms to market and distribute each other's properties over the lifetime of the Kuiba series. KongZhong's Chairman and CEO, Mr. Lei Lei Wang said, "The Kuiba universe possesses a rich set of stories, races and characters to create a powerful interactive world upon. In the future, we expect to develop games adapted to the Kuiba universe which will attract and delight fans of anime and by partnering with one of the most innovative producers of Chinese anime, will raise KongZhong's brand across traditional and game industry audiences."

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About Vasoon Animation

Founded in 1992, Vasoon Animation Co., Ltd., is one of the most established private animation enterprises in mainland China, with a focus on the production of original animation content. In its history, it has invested in and produced over 3,000 works of animation, obtaining many industry rewards both at home and abroad.

About KongZhong

KongZhong (NASDAQ:KONG), listed in Nasdaq in 2004, is one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. Within Internet games, KONG has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2 and other titles in mainland China. Since the acquisition of our proprietary smartphone game engine platform in 2011, KONG has expanded our smartphone game development team across 4 cities in China currently developing over 10 smartphone games across various genres, including MMORPG, RTS, military, and fantasy.

Media Contact:

Jay Chang

Chief Financial Officer

Tel: (86) 010 88576000

E-mail: ir@KongZhong.com

Zhou Zhou

PR manager

Tel: (86) 010 68109980

E-mail: zhouzhou@KongZhong.com

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